Sanofi-aventis converts its Vitry-sur-Seine

Industrial Facility to Biotechnologies

- The Biotechnology platform will regroup

research, development and production activities -

Paris, France - May 5, 2009 - Sanofi-aventis (EURONEXT: SAN and NYSE: SNY) officially launched today the BIOLAUNCH project at its Vitry-sur-Seine (France) pharmaceuticals production site, in the presence of Luc Chatel, Secretary of State for Industry and Consumption at the Ministry for the Economy, Industry and Employment, Spokesman for the Government, Christopher A. Viehbacher, Chief Executive Officer of sanofi-aventis, Philippe Luscan, Senior-Vice President, Industrial Affairs, sanofi-aventis and Christian Lajoux, Chief Executive Officer of sanofi-aventis France.

BIOLAUNCH is a major operation for sanofi-aventis in France. The investment of nearly 200 million euros will give rise to the first cell culture biotechnoloy platform of the Group to produce monoclonal antibodies as from 2012.

“With BIOLAUNCH, sanofi-aventis will benefit from a complete platform of expertise in biotechnologies. Monoclonal antibodies will open the way to a new generation of better targeted and more effective treatments with fewer side effects”, declared Christopher A. Viehbacher, Chief Executive Officer of sanofi-aventis. “This project, which gathers and mobilizes the best expertise both inside and outside the company, is an illustration of the ongoing transforming program within sanofi-aventis”.

The BIOLAUNCH project is part of a long term approach to develop sanofi-aventis investments in the biotechnological sector, in continuity with the Group’s current activities in this area: production of vaccines, insulin and heparins.

This project is a core part of the conversion plan for the Vitry-sur-Seine site turning it into a comprehensive biotechnology platform that includes research, development and production activities.

Furthermore, sanofi-aventis has decided to open this platform to other companies, on the basis of their development or production needs.

The BIOLAUNCH project is joined with a major training program in new biotech business activities. The program began in April 2009 and comprises special modules for both theory and practice, with a “BIOLAUNCH passport” syllabus.

Furthermore, this conversion is part of the sustainable development approach and environmental impact control program for this urban location. The site is currently classified as SEVESO II. This classification will end when the current chemicals activities will be transferred at the end of 2011.

About monoclonal antibodies

Monoclonal antibodies are complex proteins that come from a single parent cell and offer therapists new possibilities for better targeted and more effective treatments with fewer side effects. Today, they are already used in medical applications to treat cancer, autoimmune disorders, and prevent transplant rejection.

About sanofi-aventis

Sanofi-aventis, a leading global pharmaceutical company, discovers, develops and distributes therapeutic solutions to improve the lives of everyone. Sanofi-aventis is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

Forward Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future events, operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “plans” and similar expressions. Although sanofi-aventis’ management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of sanofi-aventis, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC and the AMF made by sanofi-aventis, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in sanofi-aventis’ annual report on Form 20-F for the year ended December 31, 2008. Other than as required by applicable law, sanofi-aventis does not undertake any obligation to update or revise any forward-looking information or statements.

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